                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Mathis     B.       G.
   (Last)  (First)  (Middle)

   c/o American Axle & Manufacturing Holdings, Inc.
   1840 Holbrook Avenue
   (Street)

   Detroit    MI    48212
   (City)  (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   1/28/99

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Issuer Name and Ticker or Trading Symbol

   American Axle & Manufacturing Holdings, Inc.
   AXL

5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Executive Vice President and Chief Administrative Officer

6. If Amendment, Date of Original (Month/Day/Year)

   1/28/99

7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------


         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

Employee Stock Option (right to buy)               (1)       10/29/09                     Common Stock                  299,680.87
Employee Stock Option (right to buy)               (2)       10/29/09                     Common Stock                  119,872.35
                                                                No
Employee Stock Option (right to buy)              Immed.    expiration                    Common Stock                  548,355.00
Employee Stock Option (right to buy)              Immed.     10/29/09                     Common Stock                   29,968.09

                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Employee Stock Option (right to buy)               $4.26             D
Employee Stock Option (right to buy)               $4.26             D

Employee Stock Option (right to buy)               $.25              D
Employee Stock Option (right to buy)               $4.26             D


Explanation of Responses:

(1) On October 29, 1997, the reporting person was granted an option to purchase 299,680.87 shares of common stock. The option vests seven years from the date of grant or in five equal annual installments beginning December 31, 1998, subject to the Company's satisfaction of certain performance criteria each year. No options have vested under the performance plan.

(2) Options granted on October 29, 1997 vest in five equal annual installments beginning on December 31, 1998. Options granted after December 31, 1997 vest in five equal annual installments beginning on December 31, 1999. No options have been granted since October 29, 1997.

       /s/ Patrick S. Lancaster                     3/10/99
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
           Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                POWER OF ATTORNEY

     Know all men by these presents that B.G. Mathis does hereby make, constitute and appoint Patrick S. Lancaster and Mike Simonte as true and lawful attorneys-in-fact of the undersigned with full powers of substitution and revocation, and each such attorney-in-fact may act independently, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and in any other corporate or partnership capacity the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of B.G. Mathis in the common stock of American Axle & Manufacturing Holdings, Inc. (including any amendments or supplements to any reports or schedules previously filed by such person) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation Schedules 13D and statements on Form 3, Form 4 and Form 5.

                                       /s/ B.G. Mathis
                                       Name: B.G. Mathis
Dated as of January 27, 1999

STATE OF:  Michigan
COUNTY OF: Wayne

     On March 4, 1999, before me, the undersigned, a Notary Public of said State, duly commissioned and sworn, personally appeared B.G. Mathis, proved to me on the basis of satisfactory evidence to be the person who executed the within instrument in his individual capacity.

     In witness whereof, I have hereunto set my hand and affixed by official seal the day and year in this certificate first above written.

                                       /s/ Janice Washo
                                       ------------------------------------
                                       Notary Public